FOR IMMEDIATE RELEASE

(US dollar release)

ENTERRA ENERGY REPORTS RESULTS FOR Q3, 2005

Cash Distributions 71% of Funds From Operations

Calgary, AB-November 15, 2005 – Enterra Energy Trust (NASDAQ: EENC, TSX: ENT.UN) today reported its financial results for the three and nine months ended September 30, 2005.

2005 year-to-date has been the most productive period ever for Enterra.

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The most notable event of the period was the completion of the previously announced acquisition of High Point Resources Inc., (“High Point”) on August 17, 2005.  The arrangement was approved by over 99.9% of the votes cast by shareholders of High Point at the special meeting held on August 16, 2005.  The full impact of the acquisition will be felt in the upcoming quarter since the results of the High Point operations included in Q3 2005 cover only a portion of the quarter from August 17 to September 30.

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The High Point acquisition provides Enterra with sales volumes of over 3,000 boe/day, bringing our current sales volumes to approximately 10,000 boe/day.  In addition, the acquisition provides Enterra with more than 135,000 net acres of undeveloped land with over 120 drilling locations.  These programs will be developed by farm out arrangements with JED Oil Inc.  Enterra looks forward to accelerated development of these new properties.  Drilling has already commenced, and to date, eight gas wells have been drilled, and all eight have been cased for production.

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Efforts to balance the asset portfolio between oil and natural gas moved forward with the High Point acquisition, as well as the previously announced Rocky Mountain Gas acquisition.  Natural gas currently represents 40% of sales volumes, up from 17% compared to the same period in 2004.

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A significant factor in the Trust’s strong financial performance has been strong commodity pricing.  The current pricing cannot be taken for granted and consequently represents an element of uncertainty for the future.  In an effort to minimize pricing disruption as we move forward, the Board of Directors authorized a limited program of commodity contracts which fix the floor price, while maintaining upside potential.

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During Q3 2005, Enterra increased the monthly cash distribution to its unitholders to US$0.17 per Trust Unit.  This represents a 70% increase from the initial US$0.10 per Trust Unit that the Trust established as its initial distribution when it converted to a Trust in December 2003, and a 21% increase from the US$0.14 per Trust Unit that the Trust paid out at the start of 2005.  This also represents the 7th consecutive quarter where the cash distribution has been increased.  Cash distributions in Q3 2005 represented 71% of “funds from operations” (previously referred to as “cash flow from operations”).

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Enterra continues to strengthen its management team to facilitate optimization of the recently acquired assets and to enable the Trust to move forward on its business plan including pursuing additional growth opportunities.  During the quarter, John Reader was appointed as Vice President, Operations and Engineering.

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The Trust entered into an arrangement with Kingsbridge Capital Limited to raise up to US$100 million.  Enterra has now filed the prospectus, which enables the Trust to commence drawing on this equity facility.  This provides the Trust with a stronger balance sheet, and the ability to pursue additional acquisitions.

“There has been a considerable amount of time and effort deployed through the first part of 2005 to provide a solid foundation from which to execute our business plan during the remainder of 2005 and into the future,” stated Reg Greenslade, Chairman of Enterra.

Enterra Energy Trust News Release

November 15, 2005

All dollar amounts in this news release are expressed in US dollars.  All revenue, expenses and cash flow amounts have been originally prepared under Canadian GAAP in Canadian dollars.   These items were then translated into US dollars using average exchange rates for each quarter:

(Q3 2005, 3 months: $CDN1.20 = $US1.00; Q3 2005, 9 months: $CDN1.22 = $US1.00; Q3 2004, 3 months: $CDN1.31 = $US1.00; Q3 2004, 9 months: $CDN1.33 = $US1.00).

Summarized financial and operational data
	Three months ended September 30, 2005	Three months ended September 30, 2004 Restated (1)	Change	Nine months ended September 30, 2005	Nine months ended September 30, 2004 Restated (1)	Change
Financial information
(in US$ 000’s except for per unit amounts)
Revenues before royalties	$ 39,698	$ 19,440	104%	$ 88,111	$ 56,165	57%
Net earnings	$ 5,908	$ 2,993	97%	$ 11,399	$ 8,098	41%
Net earnings per unit	$ 0.19	$ 0.13	46%	$ 0.41	$ 0.38	8%
Cash provided by operating activities	$ 13,852	$ 9,987	39%	$ 38,971	$ 21,168	84%
Funds from operations (3)	$ 19,950	$ 10,008	99%	$ 41,825	$ 27,172	54%
Cash distributions paid to unitholders	$ 14,098	$ 8,339	69%	$ 36,990	$ 21,307	74%
Cash distributions as a percentage of funds from operations	71%	83%	-15%	88%	78%	13%
Average exchange rate: US$1.00 to $CDN =	$ 1.20	$ 1.31	-8%	$ 1.22	$ 1.33	-8%

Sales volume information
Oil sales (bbls per day)	5,293	5,146	3%	5,348	5,406	-1%
Natural gas sales (mcf per day)	17,945	6,343	183%	10,022	6,768	48%
Total sales (boe per day) (2)	8,284	6,203	34%	7,019	6,534	7%
Exit rate (boe per day)	9,887	7,659	29%	9,887	7,659	29%

Operating information
Average price received per bbl of oil	$ 58.00	$ 35.30	64%	$ 48.42	$ 30.53	59%
Average price received per mcf of natural gas	$ 7.32	$ 4.65	57%	$ 6.57	$ 4.98	32%
Average price received per boe	$ 52.09	$ 34.07	53%	$ 45.99	$ 31.37	47%
Operating expenses per boe	$ 8.42	$ 7.96	6%	$ 9.25	$ 6.50	42%
Royalties expense per boe	$ 11.47	$ 6.59	74%	$ 9.91	$ 6.96	42%
G&A expenses per boe	$ 2.65	$ 1.59	67%	$ 3.14	$ 1.32	138%

(1)

The summarized financial and operating data has been extracted from the complete Q3 2005 quarterly financial report which is available on Enterra’s website at www.enterraenergy.com, as well as on the financial databases of SEDAR at www.sedar.com, and EDGAR at http://www.sec.gov/edgar.shtml.  The prior year figures have been restated to reflect adoption of the new accounting standard with respect to exchangeable shares.  See note 2 to the Q3 2005 interim consolidated financial statements for additional information.

(2)

"Boe’s” may be misleading, particularly if used in isolation.  A boe conversion ratio of six mcf: one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Enterra Energy Trust News Release

November 15, 2005

(3)

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, (“GAAP”) and therefore it may not be comparable with the calculation of similar measures for other entities.  Funds from operations as presented is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities before changes in non-cash working capital.  This measure is the same as the measure previously referred to as non-GAAP "cash flow from operations" . It is management’s view, based on its communications with investors during events like conference calls, webcasts or road shows, that funds from operations is relevant to investors, especially since the Trust’s conversion to an oil and natural gas income trust.  Funds from operations is relevant to investors because it is the starting point for setting the monthly unitholder cash distribution amount.  Funds from operations is reconciled to the most comparable GAAP measure of cash provided by operating activities in a table included in the MD&A.

Conference Call

Enterra Energy Trust will host a conference call on November 15, 2005 at 9:00 am Mountain Time/11:00 am Eastern Time, to discuss the third quarter results, recent corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing 706-679-3057.  Please call in 10 minutes before the conference call is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period.

This conference call will be webcast live over the Internet on the Company’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust.  The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  The Trust pays out a monthly distribution, which is currently US$0.17 per Trust Unit.

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements".  These statements involve risks that could significantly impact the Company.  These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Company contacts:

Investor Relations:

Enterra Energy Trust

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman, 212/836-9609

John Kalman, CFO

Andreas Marathovouniotis 212/836-9611

E. Keith Conrad, President and CEO

www.theequitygroup.com

403/263-0262

www.enterraenergy.com

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